CALEDONIA MINING CORPORATION

NEWS RELEASE

CALEDONIA UPDATES DIAMOND EXPLORATION RESULTS

AT MULONGA PLAIN JOINT VENTURE in ZAMBIA

 January 31st 2005  Immediate

Caledonia Mining Corporation (“Caledonia”) of Toronto (TSX: CAL and NASDAQ-OTCBB: CALVF). is pleased to provide an update on exploration activities at the Mulonga Plain Joint Venture in Zambia.

Property

In western Zambia, Caledonia has a 40% interest in three prospecting licenses covering approximately 3.3 million hectares. These licenses collectively make up the Mulonga Plain Joint Venture. Motapa Diamonds Inc (“Motapa”) is the joint venture partner and operator on the property.  Motapa has rights to earn an additional 15% participating interest by continuing to fund Caledonia’s share through to completion of a feasibility study.

Mulonga Plain Project Area

Prior exploration work by Motapa has defined an extensive (130km x 30km) kimberlite indicator mineral and microdiamond dispersion that has been resolved into four discrete prospective areas within the Mulonga Plain.  In November and December 2004, a 5,000 line kilometer airborne gravity and magnetic survey was completed over the easternmost prospective area of the Mulonga Plain.  The survey used the BHP Billiton developed Falcon™ system. This project area is at a drill target identification stage.  This survey information is currently being processed by the airborne contractor and the final survey product will form the basis for drill target selection which Motapa is planning to test in mid-2005.

Kashiji Plain Project Area

The Kashiji Plain and Lukulu Licenses of the Mulonga Plain Joint Venture comprise the Kashiji Plain project area.  Prior work by Motapa in this project area has recovered 22 microdiamonds, in association with numerous kimberlitic ilmenites, from both high-energy streams and low energy deflation surfaces.  Field work in September and October 2004 focused on follow-up sampling and ground geophysical work in two discrete areas of anomalous kimberlite indicator mineral and microdiamond recoveries.

In the Chunda Falls anomaly area, located in the northern portion of the Kashiji Plain, 33 heavy mineral samples, ranging in size from 1000 kg bulk samples, intended to determine diamond size distribution at the site of previous diamond recoveries, to 5 kg infill samples, intended to fully delineate the anomaly area were collected.

In the southeast part of the Kashiji Plain, where previous work has resulted in the recovery of anomalous diamond and kimberlitic ilmenites, followup sampling and ground magnetic surveys were carried out to identify potential drill targets.  This work included collection of 40 followup and infill samples, and ground magnetic data collection over a 5 km x 5km grid over the most pronounced diamond and kimberlitic ilmenite anomaly in this part of the project area.

Ground magnetic data and heavy mineral samples are currently being processed to determine the extent of drill test work that may be warranted in 2005.

Maps showing the location of the property are available on the Caledonia website at www.caledoniamining.com

For further information please contact Caledonia Mining Corporation:

S. E. Hayden

James Johnstone

Chris Harvey

Chairman, President and CEO

V-P Operations and COO

Technical Director

South Africa

Canada

Canada

Tel: (011-27-11) 447-2499

Tel: (1-905) 607-7543

Tel: (1-905) 607-7543

Fax: (011-27-11) 447-2554

Fax: (1-905) 607-9806

Fax: (1-905) 607-9806

Further information regarding Caledonia’s exploration activities and operations along with its latest financials may be found on the Corporation’s website http://www.caledoniamining.com